Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

January 28, 2010

Jennifer Thompson

Accounting Chief Branch

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 3561

Washington, D.C. 20549

Re:

China Linen Textile Industry, Ltd.

Form 20-F/A for the year ended December 31, 2008

Filed July 30, 2009

Form 20-F/A Shell Company Report

Filed July 14, 2009

File No. 0-51625

Dear Ms Thompson:

On behalf of China Linen Textile Industry, Ltd., a Cayman Islands, B.W.I. corporation (the “Company”), enclosed please find our responses to your comment letter dated September 1, 2009.

Form 20-F/A for the Fiscal Year Ended December 31, 2008

Item 3.  Key Information, page 6

A. Selected Financial Data, page 6

1.

We note that you have not included net income per share, number of shares, and diluted net income per share in your Selected Financial Data.  Please revise your filing to include all metrics required by Item 3.A.2. of Form 20-F. Please note that the equity balances and earnings per share should he computed as though Bright’s historical equity and earnings per share had been adjusted for a reverse recapitalization, as discussed further in our comment 11 below.

Response:

The net income per share, number of shares and diluted net income per shares will be included in our amended Form 20F.

2.

We read that selected financial data for the 12 months ended December 31, 2006, 2005, and 2004 is derived from the audited and unaudited financial statements of Lanxi Sunrise.  Since the accounting acquirer in your July 2008 reverse merger was Bright, we would expect the financial statements for all periods prior to the July 2008 reverse merger to be those of Bright.  Please confirm to us, if true, that the financial statements of Bright do not differ from the amounts you are showing for Lanxi Sunrise; otherwise, explain to us in detail how you presentation of amounts for Lanxi Sunrise is appropriate.

Response:

Bright was incorporated in the Republic of Vanuatu on July 4, 2007.  Accordingly, financial information is not available for Bright for the periods ended December 31, 2006, 2005 and 2004.  In addition, please note that neither Bright nor China Linen have business operations.  All business operations are in Lanxi Sunrise.  Accordingly, financial statements of Bright would not differ from the amounts shown for Lanxi Sunrise.

Item 5.  Operating and Financial Review and Prospects, page 16

A. Operating Results, page 16

3.

Please refer to your narrative analysis of operating results beginning at the top of page 17.  Please revise this discussion to explain the causes or business reasons for the changes in significant components of revenues and expenses.  To the extent that the financial statements disclose material increases in net sales or revenues, provide a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods sold or the introduction of new products or services. We remind you that one of the primary objectives of this section is to provide enough context around your results and enough insight into the underlying factors that drove your results that investors can ascertain the likelihood that past performance is indicative of future performance.

Response:

A more detailed narrative discussion will be included in the amended Form 20-F filing, as follows:

	Year Ended December 31			2008 vs 2007		2007 vs 2006
Item	2008	2007	2006	Increase / (Decrease)	% Increase / (% Decrease)	Increase / (Decrease)	% Increase / (% Decrease)

Revenue	22,945,122	20,782,804	14,518,393	2,162,318	10.40%	6,264,411	43.15%
Cost of Goods Sold	17,648,852	15,075,310	9,779,872	2,573,542	17.07%	5,295,438	54.15%
Gross Profit	5,296,270	5,707,494	4,738,521	(411,224)	-7.20%	968,973	20.45%
Operating Expenses	1,340,889	1,352,714	1,203,239	(11,825)	-0.88%	149,475	12.42%
Other Income	952,502	628,534	465,574	323,968	51.54%	162,960	35.00%
Provision for Taxes	1,206,914	1,606,443	1,287,766	(399,529)	-24.87%	318,677	24.75%
Net Income	3,700,969	3,376,871	2,713,090	324,098	9.60%	663,781	24.47%
Gross Profit %	23.08%	27.46%	32.64%	-4.38%	N/A	-5.18%	N/A

Revenue

Our revenue increased from $20,782,804 for the fiscal year ended December 31, 2007, to $22,945,122 for the fiscal year ended December 31, 2008, an increase of $2,162,318, or approximately 10.40%.  The increase in revenue was primarily attributable to appreciation of Chinese Renminbi (RMB) against the US dollar which was increased from an average of 7.5709 RMB : $1 in 2007 to 6.9199 RMB to $1 in 2008.  The revenue in terms of Renminbi was only increased by 1% in 2008 which was attributable to a 6% increase in sales volume.  The increase in sales volume outweighed the effect of a general decrease in linen product prices during the year.  Due to the global economic downturn, the sales volume of the Company predominantly decreased in the second half of the year.  The revenue increased significantly from 2006 to 2007 which was a combined effect of increased sales volume and appreciation of RMB against US dollar.  The exchange rate of RMB to US dollar was increased from an average of 7.9491 in 2006 to 7.5709 in 2007.

Cost of Goods Sold

Cost of goods sold increased from $15,075,310 for the fiscal year ended December 31, 2007, to $17,648,852 for the fiscal year ended December 31, 2008, an increase of $2,573,542 or approximately 17.07%.  The increase in cost of goods sold was mainly attributable to an increase in sales volume and appreciation of RMB against US dollar during the year.  The cost of goods sold also significantly increased from 2006 to 2007 which was in line with the revenue increase.

Gross Profit

Gross profit decreased from $5,707,494 for the fiscal year ended December 31, 2007, to $5,296,270 for the fiscal year ended December 31, 2008, a decrease of $411,224, or approximately 7.20%.  The decrease in gross profit was mainly attributable to decreases in the selling prices of linen products during the year. Gross profit for the fiscal year ended December 31, 2008, was approximately 23.08% of revenues as compared to gross profit of approximately 27.46% of revenue for the fiscal year ended December 31, 2007.

Operating Expenses

Operating expenses decreased by $11,825, or approximately 0.88%, in the fiscal year ended December 31, 2008 as compared to the fiscal year ended December 31, 2007.  The net decrease in operating expenses was attributable to a decrease of $99,751, or approximately 9.52% in general and administrative expenses which offset an increase of $87,926, or approximately 28.78% in selling expenses.  The increase in selling expenses was primarily attributable to an increase in transportation expenses during the year.  The operating expenses increased by $149,475 in the fiscal year ended December 31, 2007 as compared to the fiscal year ended December 31, 2006.  Such increase was mainly due to the increase of $403,373 in general and administrative expenses which offset the decrease of $253,898 in selling expenses.  The significant increase in general and administrative expenses was due to the provision of bad debts in the amount of $426,369 in 2007.

Other Income

Other income increased significantly from $628,534 for the fiscal year ended December 31, 2007 to $952,502 for the fiscal year ended December 31, 2008, an increase of $323,968, or approximately 51.54%.  Other income consists of subsidy income and interest income offset by interest expense.  The increase in other income from 2007 to 2008 is primarily attributable to improvements in both interest income and expense.  Interest income increased from $74,447 in 2007 to $175,299 in 2008, and interest expense decreased from $817,596 in 2007 to $540,203 in 2008.  The improvements in interest income and expense were partially offset by a decrease of $83,742, or approximately 5.95% in subsidy income.  Other income increased by $162,960 in 2007 which was mainly due to an increase in the amount of more governmental subsidy income recognized for the year.

Provision For Taxes

Provision for taxes decreased from $1,606,443 for the fiscal year ended December 31, 2007, to $1,206,914 for the fiscal year ended December 31, 2008, a decrease of $399,529, or approximately 24.87%.  The decrease in provision for taxes is primarily attributable to the fact that for the fiscal year starting January 1, 2008, the enterprise income tax rate in the PRC was adjusted to 25% from the previous 33%.  The taxes were provided at a rate of 33% in 2006 and 2007.  The provision in 2007 increased by $318,677, or approximately 24.75% as a result of an increase in net income for the year.

Net Income

Net income was $3,700,969 in 2008 as compared to $3,376,871 in 2007, an increase of $324,098, or approximately 9.6%.  The increase in net income is primarily attributable to the increase in other income and decrease in taxes, while operating expenses remained substantially unchanged.

Net income increased by $663,781 or approximately 24.47% in 2007 primarily as a result of higher operating income earned in the year.  The gross profit has increased by $968,973 in 2007, or approximately 20.45%.

Critical Accounting Policies, page 18

4.

As noted in Section V of our Release No. 33-8350, the disclosure in this section should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements.  The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principal, the discussion in the Operating and Financial Review should present a company’s analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Please revise the discussion of your critical accounting policies to:

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Specifically identify your accounting estimates or assumptions where the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and where the impact of those estimates and assumptions on financial condition or operating performance is material

!

Focus your disclosure on the assumptions and uncertainties that underlie your critical accounting estimates including such factors as how you arrived at the estimate(s), how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.

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In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different reasonably likely assumptions were applied. The impact of such reasonably likely changes should be quantified if it would have a material effect on your financial statements.

Response:

The Critical Accounting Policies in the amended 20-F will be revised as follows:

1.

In the application of the Group’s accounting policies, which are described in the notes of the audited financial statements, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources.  The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant.  Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods.

The followings are the key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(a)

Impairment of property, plant and equipment

The Group’s property, plant and equipment comprise a significant portion of the Group’s total assets.  Changes in technology or industry conditions may cause the estimated period of use or the value of these assets to change. Long-lived assets including property, plant and equipment are reviewed for impairment at least annually or whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable.  If any such indication exists, the recoverable amount is estimated.  The recoverable amount of an asset is the greater of its net selling price and value-in-use.  In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, which requires significant judgment relating to level of revenue and amount of operating costs.  The Group uses all readily available information in determining an amount that is a reasonable approximation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in additional impairment charge or reversal of impairment in future periods.

(b)

Depreciation

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives.  The Group reviews the estimated useful lives and residual values of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period.  The useful lives and residual values are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes.  The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

(c)

Impairment loss for doubtful accounts

The Group assesses impairment loss for doubtful accounts based upon evaluation of the recoverability of the accounts receivable and other receivables at each balance sheet date.  The estimates are based on the ageing of the accounts receivable and other receivables balances, customer credit-worthiness and the historical write-off experience, net of recoveries.  If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

(d)

Allowance for inventories

The Group makes allowance for inventories based on assessment of the net realizable value of inventories.  These estimates are based on the current market condition and the historical experience of manufacturing and selling products of similar nature.  In addition, these estimates could change significantly as a result of change in customer preference and competitor actions in response to serve industry cycles. Allowance is applied to inventories where events or changes in circumstances indicate that the net realizable value is lower than the cost of inventories.  The identification of obsolete inventories required the use of judgment and estimates on the conditions and usefulness of the inventories.

(e)

Sensitivity analysis

The functional currency of the Company’s subsidiary, Lanxi Sunrise, is in PRC currency “Renminbi” (“RMB”).

The following table indicates the approximate change in the Group’s net income and retained profits that would arise if foreign exchange rate of RMB to which the Group has significant exposure at the balance sheet date had changed at that date, assuming all other risk variables remained constant.

	2008		2007
	Increase / decrease in foreign exchange rate	Effect on net income USD’000	Increase / decrease in foreign exchange rate	Effect on net income USD’000
RMB	1%	37	1%	34

B. Liquidity and Capital Resources, page 18

5.

Please revise your discussion of liquidity and capital resources to more fully describe your internal and external sources of liquidity and cash flows, including analyzing changes in each major category of your statement of cash flows for each year for which a statement of cash flows is included in your financial statements. Also discuss any material unused sources of liquidity and any material commitments for capital expenditures as of the end of the latest financial year. Refer to Item 5.B. of Form 20-F and Section IV of our Release No. 33-8350.

Response:

The disclosures regarding Liquidity and Capital Resources will be revised as follows:

The significant changes in operating, investing and financing activities can be explained by the trend of individual items on the cash flow statement of China Linen.  The change in operating cash flow in 2007 was mainly due to the significant increase of account receivables during the year, which is consistent with our sales growth in 2007.  Accounts receivables was decreased in 2008.

The variance in investing activities was the result of an increase in capital expenditures in 2008 as a result of construction of the sewage facilities of at a cost of approximately RMB 14.8 million (approximately USD $2,163,000).

The significant net cash outflows from financing activities were due to the repayment of all overdue bank loans as of December 31, 2007.

As disclosed in Note 25 of our financial statements, as of December 31, 2008, the Company has capital expenditure commitment of USD $1,386,000 in relation to construction of sewage facilities and acquisition of equipment.  The Company plans to use internal cash flow to fund this commitment.  As of December 31, 2008, the Company has no plans or signed contracts for capital expenditures in 2009.

6.

We read in Note 11 on page 60 that as of December 31, 2007 all of your bank loans were in default. Please explain to us in greater detail the reason for this default, including whether it was failure to repay the loans when due or violation of certain financial covenants. Given your previous default on bank loans, we believe you should disclose to your readers as part of your analysis of your liquidity, the sources from which you expect to repay your loans and any uncertainties involved in your ability to repay them.  You should also identify any financial covenants specified in your loans, briefly explain how these measures arc calculated, quantify the minimum or maximum amounts specified in the covenants, and disclose what your actual amounts are as of the balance sheet date to assist your readers in evaluating the likelihood of future default.

Response:

On December 20, 2007, the Company reached an oral agreement with the bank that the loans could be in default and that payment could be deferred.  Although the Company had funds available to make required payments on the loans, as a result of this oral agreement the Company delayed making necessary payments.  As a result of the delay in payment, the interest rate of the loans was increased and the Company’s interest expense for 2007 was also increased.  In March, 2008, all defaults were cured or repaid.  The Company relies on income from operations as a source of liquidity to pay for current operations, and Management does not believe the loan defaults will have an effect on the ability of the Company to obtain future bank loans.

D. Trend Information, page 19

7.

Please explain to us why the required disclosures under Trend Information are not applicable to your company, and revise your disclosure to better explain this to your readers.

Response:

All bank loans were in default as a result of failure to repay the loans prior to their specified due dates.  However, all overdue bank loans were paid in full during 2008 and future defaults are not anticipated.

Item 16C. Principal Accounting Fees and Services, page 34

8.

We note that you have marked this item as “Not applicable.” Please explain to us in reasonable detail why this item is not applicable.

Response:

This item was inadvertently marked as “Not applicable.”  A proper response to this Item will be provided in an amended filing on Form 20-F.

Audited, Consolidated Financial Statements, page 36

9.

We note that you have only provided a Consolidated Statement of Operations, Consolidated Statement of Changes in Stockholders’ Equity and Consolidated Statement of Cash Flows for the years ended December 31, 2008 and December 31, 2007. Please amend your filing to also included audited Consolidated Statements of Operations, Consolidated Statements of Changes in Stockholders’ Equity and Consolidated Statements of Cash Flows for the year ended December 31, 2006. Refer to Item 8.A.2. of Form 20-F.

Response:

We will include audited financial statements of Lanxi Sunrise for the years ended December 31, 2006 and 2007 in our amended Form 20-F.  Such financial statements were previously included in our report on Form 20-F/A for the fiscal year ended December 31, 2007.  They will also be filed in our amended Form 20-F for the fiscal year ended December 31, 2008.

10.

Please note that amending your financial statements will trigger the need for additional disclosures. Specifically, please also amend your disclosures under Item 5.A. and 5 B. of Form 20-F to disclose and analyze changes in your results of operations and financial condition from fiscal 2006 to fiscal 2007. Additionally, please reassess your conclusions under Item 15, as it is unclear to us that you could have effective disclosure controls and procedures and effective internal control over financial reporting given that you did not provide all required periods of financial statements within this Form 20-F.

Response:

We will amend our disclosures under Item 5A and 5B to disclose and analyze changes in results of operations and financial condition from fiscal 2006 to fiscal 2007.  In addition, the conclusions under Item 15 will be reassessed in light of the Company’s failure to provide all required periods of financial statements within the 20-F.

Report of the Independent Registered Public Accounting Firm, page 40

11.

We note that your audit opinion only covers the financial statements as of and for the year ended December 31, 2008.  Please amend your filing to include audit reports covering all periods for which you are required to include audited financial statements.  Since your current auditors indicate that your financial statements in prior years were audited by other auditors, you must include the audit reports of your predecessor auditor within your Form 20-F. Refer to item 8.A.3. of Form 20-F.

Response:

The audit reports regarding the financial statements of Lanxi Sunrise for the fiscal years ended December 31, 2006 and 2007 will be filed in our amended Form 20-F for the fiscal year ended December 31, 2008.

Consolidated Statements of Changes in Shareholders’ Equity, page 44

12.

We note your discussion of the reverse merger between Bright and Aquasol Envirotech as discussed in Note 2 and throughout your filing, and we note your presentation of equity accounts prior to the reverse merger on the face of your statements of changes in shareholders’ equity. As Aquasol Envirotech appears to have been a shell company prior to this reverse merger and Bright appears to have been an operating company, we believe this reverse merger is a capital transaction in substance, rather than a business combination.  That is, we believe for accounting purposes the transaction should be treated as a reverse recapitalization, equivalent to the issuance of stock by Bright for the net monetary assets of Aquasol Envirotech accompanied by a recapitalization of Bright to have the same par value of its stock as Aquasol Envirotech.  We believe the most appropriate way to reflect this transaction is to retroactively restate the equity of Bright prior to the merger date in a manner similar to a stock split, such that the number of shares outstanding immediately prior to the merger equals the 18,963,005 shares of stock received by Bright in the merger. We believe that the 1,136,998 shares of stock held by the former shareholders of Aquasol Envirotech immediately prior to the merger should be reflected on a separate line item within the equity statement titled similar to “Shares effectively issued to former Aquasol Envirotech shareholders as part of the July 9, 2008 recapitalization,” presented as though this were an issuance of stock on July 9, 2008. Any changes in equity subsequent to the merger date should be presented in accordance with U.S. GAAP. Refer to SAB Topic 4C and paragraph 54 of SFAS 128. Please revise your statements of changes in shareholders’ equity and your calculations of weighted average shares outstanding and earnings per share for this matter, or explain to us in detail if you believe that your current presentation better reflects the substance of the merger.

Response:

We consider our current basis of consolidation to be appropriate as there would be no material difference on the consolidated financials as compared to the consolidation prepared under reverse recapitalization.  Firstly, China Linen is only a shell company with no operation nor significant assets or liabilities.  Next, there will be no difference on equity prior to or after the merger between our current basis of consolidation and that under reverse recapitalization which is equal to 20,100,003 shares (18,963,005 + 1,136,998 shares).  Nevertheless, we will clearly show the number of shares outstanding immediately prior to the merger date received by Bright and the original shares held by former shareholders of Aquasol Envirotech on consolidated statements of changes in shareholders’ equity.

13.

When you amend your financial statements, please ensure that your Statement of Changes in Shareholders’ Equity or a Note to your financial statements shows the changes in each class of common shares for each period for which an income statement is required to be filed as required by Item 5-02.30 of Regulation S-X.

Response:

The comment is noted.  Necessary revisions will be made to the amended financial statements which will filed as part of the amended report on Form 20-F.

Notes to Consolidated Financial Statements

Note 2 – Information of the Company, page 46

14.

Please refer to your amended Form 20-F filed on July 14, 2009 in accordance with Exchange Act Rule 13a-19.  Please explain to us why the audited financial statements of China Linen for fiscal 2007 as presented within this annual report agree to the pro forma financial statements within your amended Form 20-F filed on July 14, 2009.  Also explain to us if you are referring to this matter when you state under the heading “Basis of Consolidation” on page 47 that you have retrospectively adjusted the comparative figures as if the share exchange transaction with Bright occurred as of January 1, 2007. Please note that following a reverse merger treated as a recapitalization, you should present the financial statements of the accounting acquirer, in this case Bright, as the reporting company up through the merger date. The only adjustments to Bright’s historical financial statements should be the recapitalization of equity as discussed above in comment 11, and additional adjustments such as assuming that the reverse merger occurred on January 1, 2007 would not be appropriate. The results of Aquasol Envirotech should be included in Bright’s financial statements from the date of the merger forward, since for accounting purposes Bright acquired Aquasol Envirotech on July 9, 2008. When you amend your financial statements, please ensure that you present financial statements that properly reflect the reverse merger.

Response:

As a result of the reverse merger between China Linen and Bright, the pro forma financial statements were thus prepared.  The pro forma financial statements within our amended Form 20-F were prepared on the basis that the reverse merger of China Linen and Bright occurred as of January 1, 2007 which is consistent with the basis of consolidation of the financial statements for the year ended December 31, 2007 as presented within the 2008 Annual Report.

We considered our current basis of consolidation is appropriate and should have no material difference on financials compared to the consolidation prepared under reverse recapitalization as China Linen was only a shell company with no operation nor significant assets nor liabilities.

Note 23 – Income Tax, page 64

15.

We read your statement that “the Company has incurred operating losses since inception and no provision for income test is required.” Please explain this statement to us given that you appear to have had operating income and recorded a provision for income taxes for the years ended December 31, 2008 and 2007.  If appropriate, revise this statement when you amend your financial statements.

Response:

The statement is referring to China Linen.  We have explained in Note 23 that the Group is subject to income taxes on an entity basis, i.e. on income arising in or derived from the tax jurisdiction in which the entity is domiciled.  The provision for income taxes for the years ended December 31, 2008 and 2007 referred to Lanxi Sunrise only which derived assessable profits for both years.  As China Linen has incurred operating losses, no provision for income tax is required.

Form 20-F/A Filed July 14, 2009

16.

We note that you filed a Form 20-F as required by Exchange Act Rule l3a-19 on July 10, 2008, and that you amended this Form 20-F on July 14. 2009. We have the following comments concerning your amended Form 20-F:

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We note that instead of presenting audited financial statements for Bright, which is the company that you merged with, you have presented audited financial statements of Bright’s subsidiary, Lanxi Sunrise. Given that your reverse merger was with Bright, it is unclear to us that providing audited financial statements of Lanxi Sunrise is appropriate. Please explain to us any differences between the audited financial statements of Lanxi Sunrise included in this amended Form 20-F and the audited financial statements of Bright for the same periods to assist us in understanding this matter

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We note that the audited financial statements of Lanxi Sunrise cover only two years, fiscal 2007 and fiscal 2006. Please explain to us how this complies with the guidance in Item 8.A.2. of Form 20-F, as it appears to us that you were required to provide three years of audited financial statements. If appropriate, amend this Form 20-F to provide audited financial statements of Lanxi Sunrise for three years as required.

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We note that you provided updated pro forma financial statements, which we assume were necessary due to the restatement of Lanxi Sunrise’s audited numbers, Please tell us why you did not provide columns reflecting the financial statements of Lanxi Sunrise, Aquasol Envirotech, any pro forma adjustments, and the pro forma subtotal, similar to your presentation within the Form 20-F filed on July 10, 2008.  Also explain to us how the presentation within this amended Form 20-F complies with the guidance in Article 11 of Regulation S-X.

Response:

As noted in our response to comment 2, Bright was incorporated in the Republic of Vanuatu on July 4, 2007, and was formed solely for the purposes of completing the reverse merger transaction with China Linen.  Bright has not engaged in any business activities other than holding a 95% equity interest in Lanxi Sunrise.  Other than the investment of Lanxi Sunrise of USD 750,000, Bright did not hold any material assets or liabilities as at December 31, 2008 and 2007.  The net liabilities and net loss for the years ended December 31, 2008 and 2007 amounted to USD 1,720 and USD 2,720, and USD 1,720 and USD Nil respectively.  As a result, there would be no significant difference between the consolidated financial statements of Bright (which included Lanxi Sunrise) and the financial statements of Lanxi Sunrise.

We consider the provision of audited financial statements of Lanxi Sunrise for the fiscal 2007 and 2006 are sufficient as the reverse merger between Bright and China Linen was completed in July 2008 in which financials of Lanxi Sunrise for fiscal 2008 were included in our audited consolidated financials of China Linen.

The Pro Forma financial statements will be revised.  Columns reflecting the financial statements of Lanxi Sunrise, Aquasol Envirotech and pro forma adjustments and the pro forma subtotal will be included in our revised Form 20-F accordingly.  The proposed revised format for the Pro Forma financial statements as is follows:

Attached to this correspondence, please find an acknowledgement by the Company whereby the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.